Exhibit 4.7

WRITTEN ACTION OF THE BOARD OF DIRECTORS

of
CHS INC.

WHEREAS, the Board of Directors of the Company has created a series of capital stock designated “Class B Cumulative Redeemable Preferred Stock” (the “Class B Preferred Stock”), pursuant to a resolution adopted September 5, 2013 (the “Creation Resolution”), and has authorized the issuance of up to 20 million shares of the Class B Preferred Stock, Series 1, pursuant to a resolution adopted September 5, 2013 (the “Authorizing Resolution”);

WHEREAS, the Authorizing Resolution authorizes issuance of the Shares containing final pricing terms (including the dividend rate, the initial offering price per share, any no-call period, and the date from which dividends begin to accumulate) to be approved by a written action of this Board of Directors at the time of pricing of the Shares; and

WHEREAS, the pricing of the Shares has been concluded on acceptable terms and conditions.

RESOLVED, that this Board of Directors authorizes the issuance and sale of the Shares containing the following final pricing terms:

(1)         A dividend rate of 7.875% per annum (equivalent to $1.96875 per annum per Share).

(2)         The issuance and sale of 11,500,000 Shares at an initial offering price of $25.00 per Share.

(3)         The Shares shall be subject to a no call period of ten (10) years from their date of issuance, during which the Shares will not be subject to optional redemption by the Company.

(4)         Dividends shall be fully cumulative and shall accumulate without interest from and including September 26, 2013.